Contact

www.linkedin.com/in/patrick-moyal-87409221 (LinkedIn)
www.moyalaccounting.com (Company)

Top Skills

Accounting
Tax
Small Business

Patrick Moyal

CFO NAVISYO, INC
Miami-Fort Lauderdale Area

Experience

NAVISYO, INC
CFO
January 2022 - Present (3 years 5 months)
United States

Retired from the accounting profession, as of 12/31/2021.

Started a new position in the US with Navisyo, Inc. The new R B & B for boats owner and the sale of Houseboats.

MOYAL ACCOUNTING SERVICES INC
PRESIDENT
January 1983 - February 2022 (39 years 2 months)